SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November, 2004

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

November 9, 2004

Korea Electric Power Corporation (“KEPCO”) will host a conference call to announce earnings results for the first nine months in 2004 as below.

¡	Call-in Date : November 12, 2004

¡	Call-in Time (Seoul Time) & Call-in Number

-	In Korean : 16:00

In Korea 1566-2255 or 031-500-0500

Overseas 82-31-500-0500

-	In English : 17:30

In Korea 1566-2256 or 031-500-0501

Overseas 82-31-500-0501

¡	Passcode : 1487

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Lee, Do-Shik
Name:	Lee, Do-Shik
Title:	Head of Treasury Department

Date : November 9, 2004